

Mail Stop 3628

December 13, 2005

By Facsimile: (925) 871-4046 and U.S. Mail
Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556

Re: Secured Income L.P.
        Schedule TO-T
        Filed on November 30, 2005
        File No. 005- 54251

Dear Mr. Patterson:

        We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the offer materials.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General

1.   We note that the Purchasers will file an amendment and to the extent necessary, extend the Expiration Date if there is a reduction in price resulting from a partnership dividend or distribution. Note that it is our view that if the offer price is adjusted because of the amount of the dividend, we view this as a material change in the terms of the offer that may also require the dissemination of revised offer materials. Please confirm your understanding supplementally.

Offer to Purchase

Summary Term Sheet

When will you pay me for the Units I Tender?, page 6

2. We note your disclosure that you will pay Unit holders upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the Units. We remind you that Rule 14e-1(c) requires that you pay the consideration promptly after expiration. In this regard, to the extent that you do not expect to pay the consideration within three to five days following the expiration of this offer, please enhance your disclosure to provide the anticipated time frame for settlement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments

Chip Patterson, Esq.
Mackenzie Patterson Fuller, Inc.
December 13, 2005
Page 3

after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions

cc: Christina Simpson
        MacKenzie Patterson Fuller, Inc.
        1640 School Street
        Moraga, California 994556